Mail Stop 4561

June 16, 2006

John S. Baumann, Esq.
Public Storage, Inc.
701 Western Avenue
Glendale, California 91201-2349

Re: **Public Storage, Inc.**
        Amendment No. 2 to Registration Statement on Form S-4
        Filed June 12, 2006
        File No. 333-133438

        Public Storage, Inc.
        Annual Report on Form 10-K
        Filed February 16, 2006
        File No. 1-08389

Dear Mr. Baumann:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

<u>General</u>

1.   As we discussed, we reissue our prior comment no. 2 in our letter dated May 17, 2006. Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

The Shurgard Special Meeting, page 41

Voting of Proxies, page 42

2. We note your response to comment no. 8 and the revised screen shot. Please confirm that the screen shots will be provided to us prior to effectiveness.

Undertakings

3. We note your response to comment no. 18. Please include the undertakings required by Item 512(a)(5) and (6).

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Pro Forma Condensed Consolidated Statement of Income

Note 3 - Pro Forma Merger Adjustments, page 250

4. We have read your response to comment 12. Since all of the amounts paid were for the advisors' activities with respect to obtaining and analyzing proposals from third parties for the acquisition of Shurgard, the costs are not directly attributable to this transaction, the merger between Public Storage and Shurgard; thus, these costs do not meet the criteria required by Rule 11-02(b)(6) of Regulation S-X. Accordingly, please revise your pro forma statement of income to exclude this adjustment.

Form 10-K for the year ended December 31, 2005 – Public Storage Inc.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-12

5. We note that you acquired $165 million of property management contracts in 1995, which have a defined life, and that you amortize these intangible assets on a straight-line basis over a 25-year period. We also note from your disclosure on page 49 that these contracts have only generated $2 million of net operating income on a yearly basis for the past three years and have a remaining life of 15 years. Please tell us, and revise your disclosure in future filings to disclose, how you evaluated these contracts for impairment pursuant SFAS 144 as of December 31, 2005. In this regard, please tell us the lowest level for which identifiable cash flows are largely independent of the cash flows of other groupings of assets for purposes of determining the appropriate level to evaluate these

assets for impairment. Refer to paragraphs 10-14 of SFAS 144. In your response, please tell us how many contracts were originally acquired and the attrition rate of these contracts through December 31, 2005.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich at 202-551-3782 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial

John S. Baumann, Esq.
Public Storage, Inc.
June 16, 2006
Page 4

statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.


Sincerely,

Michael McTiernan
Special Counsel

cc: Adam O. Emmerich, Esq. (*via facsimile*)
        Wachtell, Lipton, Rosen & Katz